CW

06004643

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED MAR 01 2006 152 SEC MAIL PROCESSING SECTION WASH. D.C.

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48914

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Swiss Re Capital Markets Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

55 East 52nd Street
(No. and Street)

New York (City) NY (State) 10055 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gregory V. Mullen (212) 317-5629
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 02 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Gregory V. Mullen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Swiss Re Capital Markets Corporation, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions

Gregory V. Mullen
Signature

Financial and Operations Principal
Title

Monica Corry
Notary Public

MONICA CORRY
Notary Public, State of New York
No.01CO5071313
Qualified in Richmond County
Commission Expires January 6, 2007

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Swiss Re Capital Markets Corporation

Consolidated Statement of Financial Condition
December 31, 2005

Swiss Re Capital Markets Corporation
Index
December 31, 2005

Page(s)

This report contains the following:

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To The Board of Directors and Stockholder of
Swiss Re Capital Markets Corporation

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the financial position of Swiss Re Capital Markets Corporation and its subsidiary (the "Company") at December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 22, 2006

Swiss Re Capital Markets Corporation
Consolidated Statement of Financial Condition
December 31, 2005

Assets	
Cash and cash equivalents	$ 18,816,877
Short-term investments, at fair value	6,934,799
Securities purchased under agreements to resell	153,041,484
Collateral held	1,002,516
Financial contracts receivable, at fair value	7,989
Receivable from affiliates	4,474,784
Prepaid expenses	199,791
Property, equipment and leasehold improvements, at cost, less accumulated depreciation and amortization of $289,942	819,799
Deferred income taxes	1,482,066
Other assets	614,143
Total assets	$ 187,394,248
Liabilities	
Accounts payable and accrued expenses	$ 2,982,887
Payable to affiliate	6,844,782
Income taxes payable	5,315,332
	15,143,001
Liabilities to affiliate subordinated to claims of general creditors	100,000,000
Stockholder's equity	
Common stock - $0.01 par value - 1,000 shares authorized; 100 shares issued and outstanding	1
Additional paid-in capital	57,499,999
Retained earnings	14,751,247
Total stockholder's equity	72,251,247
Total liabilities and stockholder's equity	$ 187,394,248

The accompanying notes are an integral part of this consolidated statement of financial condition.

1. Nature of Operations and Organization of the Company

Swiss Re Capital Markets Corporation (the "Company") was incorporated in Delaware on October 17, 1995, and effective July 2, 2001, became a wholly owned subsidiary of Swiss Re America Holdings Corporation ("SRAH"), which is ultimately owned by Swiss Reinsurance Company of Zurich, Switzerland (the "Parent"). Prior to July 2, 2001, the Company was a wholly owned subsidiary of Swiss Re New Markets Corporation ("SRNM"). The Company was established to conduct securities and investment business. During the year, the Company acted as introducing agent and co-agent for a variety of transactions involving credit securitizations and the sale of securities that are sensitive to insurance risks ("CAT Securities") in the secondary market. Additionally, the Company may maintain positions in these investments as part of its proprietary trading activities. The Company also acted as underwriter on certain CAT and Credit Securities transactions.

On September 22, 2002 and November 5, 2002 the Company purchased common shares in Swiss Re Capital Markets Japan Corporation ("SRCMJ"), purchasing 100 shares on each occasion for an aggregate investment of $10,000,000, representing all of the currently outstanding shares of SRCMJ. SRCMJ is a Delaware corporation incorporated on August 15, 2002 and registered with the Japan Financial Services Agency ("FSA") for registration under the Law Concerning Foreign Securities Firms of 1971. SRCMJ operates in Tokyo through a branch office.

The Company is a registered broker-dealer in securities under the Securities Act of 1934 and is a member of the National Association of Securities Dealers, Inc.

2. Summary of Significant Accounting Policies

Basis of Presentation

The consolidated statement of financial condition includes the accounts of the Company and its wholly-owned subsidiary, SRCMJ. All intercompany balances and transactions are eliminated in consolidation.

Cash and Cash Equivalents

Cash and cash equivalents include demand deposits in banks and an investment in a money market fund of a large financial institution investing primarily in short-term U.S. government and agency securities.

Short-Term Investments

Short-term investments, which represent investments in United States Treasury Bills, are carried at fair value based upon quoted market prices.

Property, Equipment and Leasehold Improvements

Property and equipment are recorded at historical cost and depreciated on a straight-line basis over the estimated useful lives of the assets, generally three years. Leasehold improvements are recorded at historical cost and amortized on a straight-line basis over the shorter of the economic useful lives of the assets or the date of the termination of the lease.

Trading Assets
Trading assets are recorded on a trade date basis and are valued at fair value.

Fair value is generally based on listed market prices or broker or dealer quotations. If listed market prices or quotations are not available, fair value is based on management's estimates derived from using valuation models. These models utilize, among other factors, current interest rates, market prices, market volatility and other data, as applicable.

Translation of Foreign Currencies
Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange, while the income statement accounts are translated at average rates of exchange for the year.

Financial Contracts
Financial contracts receivable is comprised of a forward contract with an affiliate carried at estimated fair value.

Fair value is generally based on listed market prices or broker or dealer quotations. If listed market prices or quotations are not available, fair value is based on management's estimates derived from using valuation models. These models utilize, among other factors, current interest rates, market prices, market volatility and other data, as applicable.

Income Taxes
Income tax expense or benefit is based on income reported in the financial statements. In accordance with Statement of Financial Accounting Standard 109, "Accounting for Income Taxes," deferred tax liabilities or assets reflect temporary differences between amounts of assets and liabilities for financial and tax reporting. Such amounts are adjusted, as appropriate, to reflect changes in tax rates expected to be in effect when the temporary differences reverse. The future tax benefits of deferred tax assets are recognized when the realization of such benefits is more likely than not.

Use of Estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from these estimates.

3. Commitments and Guarantees

In the normal course of business the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements in unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

4. Related Party Transactions

The Company has an agreement with an affiliate, Swiss Re Financial Products Corporation ("SRFPC"), whereby certain services are performed on behalf of the Company. The Company and SRFPC share office space and jointly incur various expenses that are paid by SRFPC.

The Company has an agreement with SRFPC to act as agent in the purchase and sale of CAT Securities and other financial instruments.

SRCMJ has entered into a foreign exchange forward contract with an affiliate, SRFPC, in order to economically hedge its foreign currency exposure. The forward contract is carried at fair value. The fair value of the contract as of December 31, 2005 is an asset of $7,989.

The Company has an agreement with SRFPC whereby certain services are performed in Japan on behalf of SRFPC. SRFPC reimburses the Company for all Japan related costs plus a mark-up of 5%.

At December 31, 2005, the Company has a remaining net payable to SRFPC of $3,321,202 related to the above activity which is reported in the Payable to affiliate in the Consolidated Statement of Financial Condition.

The Company acted as introducing agent or underwriter on certain CAT and Credit securities transactions for related parties. At December 31, 2005, the Company has $3,727,711 which is included in Receivable from affiliates in the Consolidated Statement of Financial Condition related to this activity.

In 2003, the Company entered into a revolving subordinated loan agreement with SRFPC. Under the terms of the agreement, SRFPC is willing to issue revolving credit loans to the Company not to exceed $750,000,000 in the aggregate with the outstanding balance to be included in the computation of net capital pursuant to SEC Rule 15c3-1. This credit line may be drawn down by the Company on a revolving basis, subject to the provisions of the agreement, and the Company may borrow, repay, and reborrow such amounts subject to the provisions of the agreement and regulatory requirements. The facility is available for a period of 5 years and bears interest based on LIBOR. During 2005, SRCMC repaid the draw down outstanding at December 31, 2004 and subsequently drew down $100,000,000, net on this revolving subordinated loan agreement which is outstanding at December 31, 2005 and is reported separately in the Consolidated Statement of Financial Condition. Accrued interest of $212,235 related to this activity in included in Payable to affiliate on the Consolidated Statement of Financial Condition.

In 2004, the Company entered into an agreement with an affiliate, Fox-Pitt, Kelton (Asia) Limited ("FPKA"), to act as investment advisor to FPKA. Pursuant to this agreement, FPKA reimburses SRCMJ for costs associated to this activity. At December 31, 2005 a receivable of $747,073 is included in the Consolidated Statement of Financial Condition in receivable from affiliates.

5. Income Taxes

For the year ended December 31, 2005, the Company is a member of a group which files a consolidated federal income tax return and combined state and local income tax returns with SRAH. The tax allocation agreement provides that each member shall compute and pay its tax

liability on a separate return basis. In computing their income tax liability on a separate return basis, member companies have the ability to recover taxes paid in a prior year or offset future taxable income to the extent net operating losses or other tax attributes that they generated are carried back or forward in any manner permitted under the Internal Revenue Code.

At December 31, 2005, SRCMJ has net operating losses which will expire between 2024 and 2025. These losses, and basis differences in connection with employee benefits and incentive compensation comprise the Company's net deferred tax asset.

6. Financial Instruments with Off-Balance Sheet Risk and Concentration of Credit Risk

As a securities broker-dealer, the Company is engaged in various securities trading and brokerage activities. The Company acts as introducing agent and co-agent for a variety of transactions in secondary markets. The Company also maintains positions in these securities as part of its trading activities.

In the event that the counterparties to transactions do not fulfill their obligations, the Company may be exposed to credit risk to the extent such obligations are unsecured. Also, if securities are not received, the Company is subject to risk of loss if the market value of such securities has increased over the contract amount of the transactions. The Company's exposure to credit risk associated with the nonperformance of counterparties in fulfilling their contractual obligations can be directly impacted by volatile trading markets which may impair their ability to satisfy their obligations to the Company.

The Company's policy is to monitor its market exposure and counterparty risk. The Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

The Company's securities positions are cleared through a major bank in the United States and through an affiliated broker-dealer in the United Kingdom. These securities are held in custody at major international financial institutions which have worldwide custody facilities and are members of major securities exchanges. The Company is subject to credit risk to the extent that this institution may be unable to fulfill its obligation to return the Company's securities or cash held at the broker.

In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of all counterparties with which it conducts business.

7. Regulatory Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, as defined, equal to the greater of $100,000 or 6 2/3% of aggregate indebtedness, as defined. At December 31, 2005, the Company's net capital of $156,594,166 exceeded required net capital of $758,178 by $155,835,988. The Company's ratio of aggregate indebtedness to net capital was .07 to 1.